                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                 SCHEDULE 14D-9

                                (RULE 14(d)-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                             MCAFEE.COM CORPORATION
                            (Name of Subject Company)

                             MCAFEE.COM CORPORATION
                      (Name of Person(s) Filing Statement)

                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                        Class A Common Stock: 579062 100
                      (CUSIP Number of Class of Securities)


                                  EVAN COLLINS
                  VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             MCAFEE.COM CORPORATION
                               535 OAKMEAD PARKWAY
                           SUNNYVALE, CALIFORNIA 94086
                                 (408) 992-8100

     (Name, Address and Telephone Number of the Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:

                              KENTON J. KING, ESQ.
                             CELESTE E. GREENE, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              525 UNIVERSITY AVENUE
                                   SUITE 1100
                           PALO ALTO, CALIFORNIA 94301
                                 (650) 470-4500

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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                              FOR IMMEDIATE RELEASE


INVESTOR CONTACT:
MARISA LEWIS
MCAFEE.COM
(408) 992-8282
MLEWIS@MCAFEE.COM


MCAFEE.COM SPECIAL COMMITTEE APPOINTS INVESTMENT BANK AND LEGAL ADVISOR


      SUNNYVALE, Calif., March 21, 2002 - McAfee.com Corporation ("McAfee.com") (Nasdaq: MCAF)today announced that the special committee of its board of directors, appointed earlier this week to evaluate the proposal of Networks Associates, Inc. ("Network Associates") (NYSE: NET) to commence an exchange offer for all of the outstanding publicly held shares of the Class A common stock of McAfee.com, has engaged the investment banking firm Morgan Stanley & Co. Incorporated and the law firm Skadden, Arps, Slate, Meagher & Flom LLP as independent advisors to assist the special committee with its evaluation and alternatives.

      In the exchange offer, Network Associates intends to offer 0.675 of a share of Network Associates common stock in exchange for each outstanding share of McAfee.com Class A common stock which represents all of the equity interest of McAfee.com that is not already owned by Network Associates.

NOTICE FOR MCAFEE.COM STOCKHOLDERS AND INTERESTED PARTIES

Investors, McAfee.com stockholders, and other interested parties are urged to read the exchange offer and other related documents that are expected to be filed with the Securities and Exchange Commission (the "SEC") by Network Associates and McAfee.com because those documents will contain important information. Investors will be able to receive such documents free of charge at the SEC's web site www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by McAfee.com by contacting Investor Relations, 535 Oakmead Parkway, Sunnyvale, CA 94085, (408) 992-8100 or by logging on at www.mcafee.com. Investors and stockholders may obtain free copies of the documents filed with the SEC by Network Associates by directing a request to Network Associates' Investor Relations Department, 3965 Freedom Circle, Santa Clara, CA 95054.

ABOUT MCAFEE.COM

McAfee.com Corporation is a world-leading provider of managed Web security, optimization and maintenance services. Using a patented system and process of delivering software through an Internet browser, McAfee.com has redefined how software is developed, delivered and experienced by PC users at home and at work, virtually eliminating the need to install, configure and manage the technology on a local PC or network. McAfee.com hosts software application services on its vast technology infrastructure and provides these services to users online through its Web site www.mcafee.com. McAfee.com has signed up more than 1.3 million paid active subscribers, making it one of the largest paid subscription sites on the Internet. The company estimates that 30% of its subscriber base is international.

For more information, contact McAfee.com at 408-992-8100 or visit http://www.mcafee.com.

NOTE: McAfee is a registered trademark of Networks Associates, Inc. and/or its affiliates in the U.S. and/or other countries. All other registered and unregistered trademarks in this document are the sole property of their respective owners.